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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549



                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                               (Amendment No. 12)



                             VendingData Corporation
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                                (Name of Issuer)

                         Common Stock, $0.001 par value
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                         (Title of Class of Securities)

                                   92261Q 20 2
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                                 (CUSIP Number)


           Stacie L. Brown, 6830 Spencer Street, Las Vegas, NV 89119,
                             Telephone 702-733-7195
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   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                December 18, 2003
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             (Date of Event Which Requires Filing of This Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ___

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See ss.240-13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                                  SCHEDULE 13D


CUSIP NO.       92261Q 20 2                                PAGE  2  OF  4  PAGES
            ---------------------                               ---    ---

1    NAMES OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

               Bob L. Smith
---  ---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ___
                                                                         (b) ___
---  ---------------------------------------------------------------------------
3    SEC USE ONLY

---  ---------------------------------------------------------------------------
4    SOURCE OF FUNDS (See Instructions)

               Not Applicable
---  ---------------------------------------------------------------------------
5    CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) OR 2(e)                                                            ___


---  ---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

               Nevada
---  ---------------------------------------------------------------------------
      NUMBER OF           7   SOLE VOTING POWER
        SHARES
     BENEFICIALLY                   226,012 shares
       OWNED BY           --- --------------------------------------------------
         EACH
      REPORTING           8   SHARED VOTING POWER
        PERSON
         WITH                       299,950 shares
                          --- --------------------------------------------------

                          9   SOLE DISPOSITIVE POWER

                                    226,012 shares
                          --- --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER

                                    299,950 shares
                          --- --------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

               525,962 shares
---  ---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
     (See Instructions)                                                      ___

---  ---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

               3.18%
---  ---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON (See Instructions)

               IN
---  ---------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 12 to Schedule 13D (this "Amendment") amends the
Schedule 13D dated April 23, 1999, the Amendment No. 1 dated September 22, 1999, the Amendment No. 2 dated March 22, 2000, the Amendment No. 3 dated May 31, 2000, the Amendment No. 4 dated July 22, 2000, the Amendment No. 5 dated July 22, 2000, the Amendment No. 6 dated January 1, 2001, the Amendment No. 7 dated February 1, 2001, the Amendment No. 8 dated August 13, 2001, the Amendment No. 9 dated August 13, 2001 and January 1, 2002, the Amendment No. 10 dated August 13, 2002 and December 31, 2002, and the Amendment No. 11 dated September 9, 2003 (together, the "Schedule 13D"), with respect to the beneficial ownership by Bob
L. Smith, an individual, of the common stock, $.001 par value ("Common Stock"), of VendingData Corporation, a Nevada Corporation (the "Company"). Except as specifically provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D, as amended.

Item 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         See response to Item 4, "Purpose of the Transaction."

ITEM 4.  PURPOSE OF TRANSACTION

         The filing of this Amendment No. 12 to Schedule 13D is to report the December 18, 2003 conversion, by I.C.D., Inc. ("I.C.D.") and VIP's Industries, Inc. ("VIP's"), entities controlled by Mr. Smith (the "Entities"), of the principal and unpaid interest of convertible notes (the "Notes") issued by the Company and held by the respective Entities, at a per share conversion price of $1.75. The conversion of the Notes will result in the issuance of an aggregate of 93,432 shares of Common Stock, with 62,288 shares attributable to I.C.D. and 31,144 shares attributable to VIP's.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         a-b.  AGGREGATE BENEFICIAL OWNERSHIP.

                                                  PRESENTLY OWNED    PERCENTAGE
                                                  ------------------------------
         Sole Voting Power                             226,012           1.37%
         Shared Voting Power                           299,950           1.82%
         Sole Dispositive Power                        226,012           1.37%
         Shared Dispositive Power                      299,950           1.82%
                                                  ------------------------------
         Total Beneficial Ownership                    525,962           3.18%

                                       3
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         The sole voting and dispositive power of Mr. Smith consists of 164,012 shares of Common Stock issued directly to Mr. Smith, 11,000 shares of Common Stock issuable to Mr. Smith upon exercise of certain stock options and 51,000 shares of Common Stock issuable to Mr. Smith upon exercise of options granted pursuant to the Company's 1999 Directors' Stock Option Plan.

         The shared voting and dispositive power of Mr. Smith consists of 230,162 shares of Common Stock issued to VIP's, 62,288 shares of Common Stock issued to I.C.D., 2,500 shares of Common Stock issuable to VIP's upon the exercise of certain warrants, and 5,000 shares of Common Stock issuable to I.C.D. upon the exercise of certain warrants.

         The percentages reflect the percentage share ownership with respect to 16,440,030 shares, the shares of the Company's common stock outstanding as of December 19, 2003.

         e. Mr. Smith ceased to be the beneficial owner of more than five percent of the Company's common stock on December 12, 2003.



ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         Not applicable.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                      BOB L. SMITH,
                                         an individual


Dated:   December 19, 2003            By:  /s/Stacie L. Brown
                                           -------------------------------------
                                           Stacie L. Brown, Attorney-in-Fact for
                                           Bob L. Smith, an individual

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